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November 25, 2008

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:
Joseph McCann
Mail Stop 6010, (202) 551-6262

Re:
A123 Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 31, 2008
File No. 333-152871

Ladies and Gentlemen:

        On behalf of A123 Systems, Inc. ("A123" or the "Company"), submitted herewith for filing is Amendment No. 3 ("Amendment No. 3") to the Registration Statement referenced above (the "Registration Statement"). The Company is filing this Amendment No. 3 in response to comments contained in a letter, dated November 7, 2008 (the "Letter"), from Peggy Fisher of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to David Vieau, Chief Executive Officer of A123. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 3.

Use of Proceeds, page 34

1.
We note that you have revised the third paragraph of page 34 to remove disclosure that the revolving credit line expired on September 30, 2008. With a view to possible disclosure, please tell us the status of this revolving credit line and your reasons for removing the disclosure.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 34 of the prospectus. The Company notes that the revolving credit line was renewed in September 2008, as described in the notes to the Company's financial statements. This credit line will now expire in September 2010.

Revenue, page 58

2.
We note your revised disclosure in response to prior comment 7. Please further revise to disclose how the mix of products sold to Black & Decker changed during the first six months of fiscal year 2008 in comparison to the first six months of fiscal year 2007.

Response:	The Company has revised the Registration Statement in response to the Staff's comment. Please see page 58 of the prospectus. The Company sells both batteries and battery packs to Black and Decker and its affiliates. Sales of battery packs, which have a higher average sale price than batteries, decreased during the six months ended June 30, 2008 and in the nine months ended September 30, 2009 in comparison with the same periods in the prior year. The decrease in battery pack sales was partially offset by an increase in the sale of batteries.

Annual Cash Incentive Bonus, page 98

3.
We note your response to prior comment 10 and your amended disclosure on page 98-99. Please provide us with a more detailed explanation which clearly demonstrates why disclosure of each undisclosed target under your annual cash incentive bonus plan on a historical basis would cause substantial competitive harm. In particular, please address how disclosure of your 2007 goals regarding total revenue, profit, ending cash, and revenue generated from new customers would result in competitive harm given that your actual 2007 results for each metric are disclosed in your registration statement. Please also explain how disclosure of internal cost reduction goals would provide your customers and suppliers with insight into the cost of making your batteries and your profit margins. Additionally, please tell us in greater detail why disclosure of the targets would not be material to an investor's understanding of your compensation policies and decisions. Please see Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response:	The Company has revised the Registration Statement in response to the Staff's comment to further describe the 2007 targets relating to total revenue, profit, ending cash and revenue generated from new customers. Please see pages 98 and 99 of the prospectus. The Company continues to believe that Instruction 4 to Regulation S-K Item 402(b) is applicable to the performance criteria of the 2007 target related to internal cost reduction goals because this information is sensitive and confidential data, the disclosure of which would result in competitive harm to the Company. Because this goal was to reduce the cost of making a certain battery to a specified amount, public disclosure of the details of the battery and the target amount would provide the Company's customers with insight into the costs of making the Company's batteries and expected profit margin, thereby allowing the customers to negotiate lower prices with the Company. It would also provide the Company's suppliers with information they could use in negotiations against the Company, which could make it more expensive to operate efficiently which, in turn, would harm the Company's ability to compete on the basis of price.

Exhibits

4.
We note your response to prior comment 14. Please tell us more about the customer who represented 9.7 percent of your revenue for the six-month period ended June 30, 2008 and where you have disclosed information about this customer in the prospectus. In particular, please discuss the importance of the unidentified customer to your sales in the relevant market. Also, please tell us what percentage of your fiscal year 2007 revenue is attributable to this customer. If known, please also provide us with this same figure for the nine-month period ended September 30, 2008.

Response:	The Company advises the Staff that neither the identity of the Customer that represented 9.7% of the Company's revenue for the six-month period ended June 30, 2008 (the "Customer"), the existence of an agreement with the Customer nor any other information relating to the Company's relationship with the Customer is disclosed in the prospectus. The agreement with this Customer (the "Agreement") is a development and supply agreement that was entered into in the third quarter of 2007 in the ordinary course of its business. The Agreement provides that the Company and the Customer will develop battery cells and systems for use in a specific type of vehicle that is not a consumer-oriented, passenger vehicle.

As is the case with many of the Company's other customer agreements, this Agreement does not obligate the customer to order or purchase any fixed or minimum quantities of the Company's products. Rather, the Agreement provides the general terms and conditions applicable to individual statement of work orders for research and development projects and purchase orders for the purchases of its products, pursuant to which the Customer submits purchase orders for the Company's products. The transactions with the Customer are based on the individual statement of work and purchase orders received from such Customer, and not the master agreement.

For the year ended December 31, 2007, the Company's revenue under the Agreement accounted for approximately 2% of the Company's revenue. All of this revenue was research and development revenue. For the nine months ended September 30, 2008, revenue under this Agreement was $6.4 million, representing approximately 14% of the Company's revenue during this period, but of which only $200,000 consisted of product revenue. The Company expects that revenue under this Agreement will represent less than 10% of the Company's revenue for 2009.

The Agreement provides that for a period of five years following the effective date of the Agreement, the Company may not work with another company within this specified market to develop batteries or battery systems for an application similar to the one being developed under the Agreement. As noted above, the application relates to a vehicle that is not a passenger vehicle, that will not be sold to the general public and which is used only in a specific, controlled environment. This industry is not a target focus of the Company's sales efforts in the transportation market or in any of the Company's other target markets. The Company has not and does not intend to seek out other opportunities in this specific market, and the exclusivity provisions of the Agreement have had virtually no impact on the Company's marketing efforts or its relationships with existing customers and have not prevented the Company from negotiating or executing agreements with prospective customers to whom the Company is actively seeking to market and sell its products.

The Company's business is not substantially dependent on the Agreement. If the Agreement were terminated, the Company believes its results of operations would not be materially affected and that it would replace any lost revenue attributable to the Customer by adding one or more new customers. The Company also believes it would offset any loss of revenue from the Customer by reducing expenses associated with the arrangement, redeploying personnel and eliminating other variable costs related to the Customer. Termination of this Agreement would not lead to a change in the nature of the Company's business, nor would the Company change the manner in which it markets its products. In addition, if the Customer terminates the Agreement without cause, the exclusivity provisions of the Agreement noted above would expire six months following such termination.

        The Company also notes that, as referenced in its Response Letter dated October 31, 2008, it has obtained current market data regarding the transportation industry from an independent third party. As a result, the Company is including market data for this industry in Amendment No. 3. The Company further notes that this market data includes additional information about the lithium-ion battery market within the transportation industry. Please see pages 1, 69, 70 and 71 of the prospectus. The Company has attached as Annex A marked copies of the report referenced in Amendment No. 3. The Company advises the Staff that it did not commission this report and that no party affiliated with the Company participated in this study.

        If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,
/s/ Susan L. Mazur Susan L. Mazur
cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel, A123 Systems, Inc., fax: (617) 924-8910